May 19, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Andri Carpenter
Gary Todd
Heather Percival
Geoff Kruczek
Amanda Ravitz

Re:	AIT Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 2, 2017
File No. 333-216287

Ladies and Gentlemen:

On behalf of AIT Therapeutics, Inc., a Delaware Corporation (“AITT” or the “Company”), the following response is to the comment letter, dated May 17, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”) relating to the resale by the selling stockholders named therein of the common stock registered thereunder.

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 2 to the Original Registration Statement (the “Amendment”, and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company.  Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Business Overview, Page 4

1.
We note your response to prior comment 5; however, it appears you are still referring to your clinical trials as testing the “safety” or the “safety and efficacy” of your product. Please revise to limit your disclosure to the actual results of your studies.

The Company’s Response:

As set forth in the Amended Registration Statement, disclosure with respect to clinical trials and our product candidate has been limited to the actual results of our studies.  We have additionally revised our disclosure to limit or eliminate the use of the terms “safety” and “efficacy”.

Competition, Page 5

2.
We note your response to prior comment 7; however, it appears that if the FDA approves your competitor’s product candidate then it would be eligible for orphan drug exclusivity. Therefore, your disclosure that it “may” be eligible appears unclear. Please revise or advise.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised disclosure to clarify eligibility for orphan drug exclusivity.

If we fail to comply with our obligations . . ., page 32

3.
We note your response to prior comment 12. Please disclose here how the dates to complete the milestones compare with your timeline to commence the events disclosed on page 68 and discuss any known challenges to complete the milestones by the required time.

The Company’s Response:

As set forth in the Amended Registration Statement, we have disclosed how the dates to complete the milestones compare with our timeline to commence the events disclosed on page 68, and we have included a discussion of any known challenges to complete the milestones by the required time.

Security Ownership and Certain Beneficial Owners and Management, page 84

4.
We note your response to prior comment 27; however, it appears that your disclosure in footnote 8 on page 84 of the number of shares underlying warrants for Mr. Grossman remains inconsistent with footnote 10 on page 86.  Please revise.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised footnote 10 on page 86.

Certain Relationships and Related Transactions, page 97

5.
We note your response to prior comments 20 and 32; however, the timeframe and threshold amount you are applying in your analysis appear to be inconsistent with Item 404(d) and Instruction 1 to Item 404 of Regulation S-K. Please revise.

The Company’s Response:

As set forth in the Amended Registration Statement, we have included disclosure consistent with Item 404(d) and Instruction 1 to Item 404 of Regulation S-K.

Director Independence, page 97

6.	Please expand your response to prior comment 33 to clarify how you determined your conclusions regarding Mr. Bentsur, given Section 5 of Exhibit 10.14.

The Company’s Response:

While the Company not listed on the Nasdaq Stock Market and thus not subject to its rules, our Board of Directors applies Nasdaq’s director independence standards when determining whether a director is in fact independent.  Pursuant to Nasdaq Rule 5605(a)(2), an “Independent Director” is a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  Section 5 of Exhibit 10.14 contains non-competition and non-solicitation provisions.  We respectfully submit to the Staff that our Board of Directors does not believe that such provisions interfere with Mr. Bentsur’s exercise of independent judgment in carrying out his responsibilities as a director.  Instead, these are reasonable protections for the Company, which are designed to protect its legitimate business interests given the sensitive information provided to Board members in the exercise of their duties as directors.  We additionally note that such provisions do not come within any of the de facto disqualifying criteria contained in Nasdaq Rule 5606(a)(2)(A)-(G).

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely, AIT Therapeutics, Inc. /s/ Amir Avniel Amir Avniel, Chief Executive Officer

cc: Robert L. Grossman Drew M. Altman Greenberg Traurig, P.A.